Exhibit 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	2006	2005	2004	2003	2002
	(Dollars in thousands)
Income before taxes	$65,709	$110,594	$96,652	$39,773	$33,190
Plus: Fixed Charges
Interest expense	327,714	212,583	140,762	132,612	179,748
Rent Expense	3,423	2,309	1,956	1,819	1,845

Total fixed charges (including interest on deposits)	331,137	214,892	142,718	134,431	181,593
Less: Interest on deposits	(173,380)	(122,212)	(60,279)	(56,030)	(84,408)

Total fixed charges (excluding interest on deposits)	157,757	92,680	82,439	78,401	97,185

Income before income taxes and fixed charges (including interest on deposits)	$396,846	$325,486	$239,370	$174,204	$214,783
Income before income taxes and fixed charges (excluding interest on deposits)	$223,466	$203,274	$179,091	$118,174	$130,375

Dividend on preferred stock	—	—	—	7,063	5,070
Ratio of earnings to fixed charges
Including interest on deposits	1.20 x	1.51 x	1.68 x	1.30 x	1.18 x
Excluding interest on deposits	1.42 x	2.19 x	2.17 x	1.51 x	1.34 x

Ratio of earnings to fixed charges and preferred stock dividends
Including interest on deposits	1.20 x	1.51 x	1.68 x	1.23 x	1.15 x
Excluding interest on deposits	1.42 x	2.19 x	2.17 x	1.38 x	1.27 x